July 25, 2024

Eli Kay
Chief Financial Officer
Unique Logistics International, Inc.
154-09 146th Ave.
Jamaica, NY 11434

        Re: Unique Logistics International, Inc.
            Form 10-K for Fiscal Year Ended May 31, 2023
            File No. 000-50612
Dear Eli Kay:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation